Chadwick L. Mills (650) 843-5654 cmills@cooley.com	VIA EDGAR AND FEDEX

May 21, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Tabatha Akins
Ms. Lisa Vanjoske
Ms. Mary K. Fraser
Mr. Jeffrey P. Riedler

RE:	Jazz Pharmaceuticals, Inc.
Form S-1 Registration Statement
File No. 333-141164

Ladies and Gentleman:

On behalf of Jazz Pharmaceuticals, Inc. (the “Company”), we are hereby supplementally responding to a comment delivered by Ms. Tabatha Akins telephonically on May 18, 2007 with respect to Amendment No. 3 to the Registration Statement referenced above (the “Amendment”). Our understanding of the comment as relayed by Ms. Akins is as follows:

Please clarify why the Company has not recorded an accrual with respect to the legal proceedings referenced in Note 19 to its consolidated financial statements in accordance with paragraphs 8 and 37 of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“SFAS 5”). Please clarify when settlement talks with the U.S. Attorney began as it is not clear from your disclosure.

In response to the foregoing comment by the Staff of the Securities and Exchange Commission (the “Staff”), the Company supplementally advises the Staff that it considered the relevant provisions of SFAS 5 in issuing its consolidated financial statements as of and for the period ending March 31, 2007 included in the Amendment and determined that it was not appropriate to record a liability associated with the legal proceedings referenced in Note 19 of the Company’s consolidated financial statements.

Paragraph 8 of SFAS 5 provides that:

“An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

a. Information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

May 21, 2007

Page Two

b. The amount can be reasonably estimated.”

Paragraph 37 of SFAS 5, in relevant part, states the following:

“The condition for accrual in paragraph 8(a) would be met if an unfavorable outcome is determined to be probable. If an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure would be required by paragraph 10 of this Statement.”

In assessing the status of the legal proceedings referenced in Note 19 of its consolidated financial statements, the Company determined, as of the date of the filing of the Amendment, that accrual would be inappropriate because an unfavorable outcome, while reasonably possible, was not probable. According to paragraph 3(a) of SFAS 5, a future event is deemed “probable” if “the future event or events are likely to occur.”

The settlement discussions disclosed in the prospectus and Note 19 of the Company’s consolidated financial statements were the result of ongoing discussions with the office of the Assistant U.S. Attorney for the Eastern District of New York regarding the subpoenas issued to the Company and Orphan Medical in April 2006 and the indictment of the physician who had previously been a speaker for Orphan Medical, and for a short time, the Company. The potential civil and criminal penalties of approximately $20.5 million discussed as part of this potential settlement represent only one component of a comprehensive, global settlement arrangement that the Company believes will be necessary to resolve these matters. As of the date of the Amendment, there had been no resolution by the Company’s Board of Directors approving any offer to settle or settlement of these matters, nor had the Company received settlement documents that it could recommend to its Board of Directors for approval.

Reaching a comprehensive settlement of these matters will involve the resolution of several significant issues still being negotiated and which have not been agreed upon. These include, without limitation, the following:

•

the terms and conditions of the potential corporate integrity agreement, which have not yet been proposed by the Office of Inspector General, U.S. Department of Health and Human Services and may purport to impose conditions on the Company’s operations which are unacceptable;

•

the terms, conditions and language of the civil settlement agreement, an incomplete, preliminary draft of which has been forwarded to the Company without the input or approval of all relevant government agencies;

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

May 21, 2007

Page Three

•

the terms, conditions and language of proposed documents relating to a possible criminal resolution, preliminary drafts of which have been received by the Company and which contained significant, disputed content that has not been revised;

•

the specific statements, including statements which may be adverse to the Company’s interest, to which the Orphan Medical would be required to allocute in court as part of the final resolution of this matter;

•

the timing and conditions under which Orphan Medical could be excluded from participation in federal healthcare programs, which could limit the ability of the Company to effectively market its products; and

•	continuing negotiations over language in the plea documents in an effort to ensure that the presiding court accepts the proposed resolution.

The Company believes that the failure to resolve these multiple outstanding issues in an acceptable manner would result in the Company or the government refusing to settle these matters on the terms currently being negotiated, including the terms relating to proposed amount of civil and criminal penalties. In such event, the outcome of these matters, including the amount of any potential financial liability, would not be reasonably predictable or estimable by the Company. Since the Company can not, at this time, determine that the favorable resolution of the outstanding issues associated with the settlement resolutions is likely, the Company can not determine that any loss associated with this contingency is probable. As a result, the Company believes that under the principles set forth in SFAS 5, disclosure of the loss contingency is appropriate but accrual of any associated loss is not.

The Company further supplementally advises the Staff that very general discussions regarding a possible financial settlement of these matters commenced in 2007. Specifically, in January 2007, the Company, its counsel, and representatives from the U.S. Attorney’s Office commenced discussions regarding the government’s assessment of potential damages associated with these matters. In March 2007, the Company’s counsel and representatives from the U.S. Attorney’s Office held additional discussions in which the broad parameters of a potential settlement were discussed. Because if its proposed initial public offering, the Company urged representatives from the U.S. Attorney’s Office to help it reach settlement of these issues in a timely fashion, and on May 2, 2007, the U.S. Attorney provided the Company with draft documents relating to the settlement of potential criminal liability, including a non-prosecution agreement, a criminal Information and criminal plea. The Company has responded to these drafts with respect to multiple terms it deemed unacceptable. Representatives of the U.S. Attorney’s Office have not provided the Company with revised drafts of these agreements and have not indicated that certain of the issues identified by the Company are resolvable on terms the Company would find acceptable. On May 4, 2007, the U.S. Attorney provided the Company with an incomplete, preliminary draft civil settlement agreement, which had not been approved by the Office of Inspector General, U.S. Department of Health and Human Services. The Company has provided preliminary comments on this draft, but has not yet received a draft approved by all relevant government agencies, nor a draft responding to its preliminary comments. As noted above, the Company has yet to receive a draft of a proposed corporate integrity agreement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

May 21, 2007

Page Four

*****

As previously indicated to the Staff, the Company currently intends to request that the Registration Statement be declared effective as of approximately May 30, 2007. As previously noted, in connection with its request for acceleration of effectiveness, the Company will furnish the acknowledgement letter requested from the Staff by letter dated April 13, 2007.

Please do not hesitate to contact me at (650) 843-5654, Suzanne Sawochka Hooper at (650) 843-5180 or John Geschke at (650) 843-5757 if the Staff requires any additional information prior to acceleration of effectiveness or if there is anything that we or the Company can do to facilitate your review.

Best regards,

/s/ CHADWICK L. MILLS
Chadwick L. Mills

cc:

Samuel R. Saks, M.D., Jazz Pharmaceuticals, Inc.

Carol A. Gamble, Esq., Jazz Pharmaceuticals, Inc.

Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP

John M. Geschke, Esq., Cooley Godward Kronish LLP

Bruce Dallas, Esq., Davis Polk & Wardwell

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM